FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of April 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1. [Notification of “Devaluation of Investments in Subsidiaries and Affiliates” on Stand-alone Financial Statements]

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 25, 2005	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

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Tokyo, April 25, 2005

Notification of “Devaluation of Investments in Subsidiaries and Affiliates” on Stand-alone Financial Statements

Nomura Holdings, Inc. (“the Company”) today announced that it will record a devaluation on the shares of an overseas subsidiary conducting investment business in Western Europe in its stand-alone financial statements for the year ended March 31, 2005. This devaluation is due to changes of the treatment for local tax purposes made during the year ended March 31, 2005 with regards to certain investments held by this subsidiary. In accordance with Rules on Timely Disclosure of Tokyo Stock Exchange, the estimated amount of the devaluation in the Company’s stand-alone financial statements is shown in the table below.

The operating results for this subsidiary through the year ended March 31, 2004, which account for the majority of this devaluation, have already been reflected in all of the Company’s past consolidated financial statements released for all business periods through March 31, 2004.

The Company expects that income tax expense will increase in conjunction with the reduction of the subsidiary’s deferred tax assets. This will be reflected in the Company’s consolidated financial statements for the fiscal year ended March 31, 2005, to be released on April 28, 2005.

(billions of yen, except percentages)

(A) Devaluation of Investments in Subsidiaries and Affiliates on stand-alone financial statements for the year ended March 31, 2005	47.0
(B) Shareholders’ equity as of March 31, 2004 (A)/(B)	1,367.0 3%
(C) Ordinary income for the fiscal year ended March 31, 2004 (A)/(C)	39.4 119%
(D) Net income for the fiscal year ended March 31, 2004 (A)/(D)	33.4 141%

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Nomura Securities Co., Ltd Corporate Communications Dept., Nomura Group Headquarters	81-3-3278-0591
Shuji Sato
Mitch Hayes
Larry Heiman

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 133 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

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